UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

(Commission File No. 001-32305)

___________________________

CORPBANCA
(Translation of registrant’s name into English)

___________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On August 6, 2013, CorpBanca published on its website a material event notice regarding CorpBanca’s acquisition of shares issued by its subsidiary Banco CorpBanca Colombia S.A. in connection with Banco CorpBanca Colombia S.A.’s acquisition of shares of 58.89% of the issued and outstanding stock of Helm Bank S.A..  Pursuant to this transaction Banco CorpBanca Colombia S.A. has acquired control of Helm Bank S.A. and its subsidiaries. The referred material event notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: August 7, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Material Event dated August 06, 2013.

Exhibit 99.1

Santiago, August 6, 2013
GG/--/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
PRESENT

REF.: REPORTS MATERIAL EVENT

Dear Sirs:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores) and to Chapter 18-10 of the Updated Compilation of Norms issued by the Chilean Superintendency of Banks and Financial Institutions, CorpBanca communicates to you the following material event regarding the Company:

(a)
On December 20, 2012, Banco CorpBanca Colombia S.A. held a Special Meeting of its Shareholders and approved a capital increase in the Bank. Pursuant to the Subscription of Shares Regulation approved by the Colombian Superintendency of Finance on July 18, 2013, the placement was authorized for 343,894,143 ordinary shares, equivalent to US$1,036,840,841.

(b)
On this date, in connection to the capital increase referred above, and pursuant to the authorizations granted by the Chilean Superintendency of Banks and Financial Institutions and the Central Bank of Chile, CorpBanca subscribed and paid for 117,341,839 ordinary shares, equivalent to US$ 353,785,645, and Inversiones Corp Group Interhold Limitada has subscribed and paid for 62,520,730 common shares, equivalent to US$ 188,500,002.42.

(c)
That having complied with the requirements established in the authorizations of the Chilean Superintendency of Banks and Financial Institutions of May 24, 2013, of the Chilean Central Bank of July 4, 2013, of the Colombian Superintendency of Finance of July 22, 2013, of the Superintendency of Banks of Panama of February 6, 2013, of the Superintendency of Security Markets of Panama of June 28, 2013 and of the Cayman Island Monetary Authority - CIMA of July 29, 2013, in connection to the acquisition by Banco CorpBanca Colombia S.A. of up to 100% of Helm Bank S.A. in a two step transaction, including its subsidiaries in Colombia, Helm Comisionista de Bolsa S.A. and Helm Fiduciaria S.A., its subsidiaries in Panamá, Helm Bank S.A. (Panamá) and Helm Casa de Valores S.A. (Panamá) and in Islas Caymán, Helm Bank S.A. (I. Caymán), and in order for CorpBanca (Chile) to acquires the 80% of Helm Corredor de Seguros S.A., on this date we have completed the following transactions:

i)
Banco CorpBanca Colombia S.A. has acquired 2,387,387,295 ordinary shares of Helm Bank S.A., representing 58,89 % of the ordinary shares of such Bank in the first step of the transaction and, therefore, has acquired control of Helm Bank S.A. and its subsidiaries, Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panamá), Helm Casa de Valores S.A. (Panamá) and Helm Bank S.A. (I. Caymán);

ii)	CorpBanca (Chile) has acquired 19,194 shares of Helm Corredor de Seguros S.A. representing 80% of its outstanding capital, for a price of US$ 17,727,867.

(d)
Pursuant to the authorizations granted by the above-mentioned regulatory entities, once the second step of the described two-step transaction is completed, the Company will own 100% of the outstanding capital of Helm Bank S.A., and will effect a merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

Sincerely,

/s/ Fernando Massú Tare
Fernando Massú Tare
General Manager